November 20, 2019

Re:	XP Inc.
Amendment No. 1 to
Registration Statement on Form F-1
Submitted November 15, 2019
CIK #0001787425

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cara Lubit, Staff Accountant
Hugh West, Accounting Branch Chief
Jessica Livingston, Staff Attorney
Michael Clampitt, Attorney Advisor

Ladies and Gentlemen:

On behalf of our client, XP Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 15, 2019 (the “Comment Letter”). On November 15, 2019, the Company publicly filed a registration statement on Form F-1 (the “Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”), which reflects these responses and certain other revisions and updates.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes from the Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 20, 2019

Introduction to XP, page 1

1.	We note your response to comment 1 and continue to review the supplemental materials provided. Please revise to disclose that XP commissioned the report by Oliver Wyman.

Response

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 63 and 140 of Amendment No. 1 to disclose that XP commissioned the report by Oliver Wyman.

Summary Financial Information

Income Statement Data, page 18

2.

We note that your current data shows EPS amounts of R$0.2265 and R$0.0973 for 2018 and 2016, respectively. However, in your prior amendment and in Note 3xx, on page F- 64, the restated EPS amounts for 2018 and 2016 are shown as R$0.2339 and R$0.1360, respectively. Please advise or revise.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that the EPS amounts on pages 18 and 74 of Amendment No. 1 were corrected in the Registration Statement and are now in line with the restated EPS amounts in Note 3.xx on page F-64 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Review of Results for the Nine Months Ended September 30, 2019, page 73

3.	We note your response to comment 3. Please revise your disclosures to also include:

•

AUM roll-forwards in tabular format, including tables for total AUM and for the specific classifications you have identified (i.e., mutual and exclusive funds, pension funds, managed portfolios, and investment clubs), that show gross inflows, outflows, market appreciation / depreciation, and foreign exchange impact; and

•	expanded narrative that explains the factors causing weighted average management fee rate changes at the AUM level classifications identified above.

Response

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 80 through 82 of Amendment No. 1 accordingly. In addition, the Company respectfully submits that it does not have AUM roll-forwards information available because it does not produce the granular information by fund/vehicle necessary to calculate the roll-forwards available because it does not track AUM internally as a key business indicator, as set forth in response 15 in the Company’s response letter to the Staff dated October 17, 2019.

4.

We note your disclosure on page 74 that one driver for institutional gross revenue growth was the “increasing maturity and acknowledgement by the market of [y]our value-added complementary services . . .” Please revise your disclosure to tie this statement to concrete and specific revenue growth items, or remove it.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	November 20, 2019

Response

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 80 of Amendment No. 1 to remove the sentence.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

11. Private Pension Liabilities, page F-20

5.

We note your disclosures regarding your private pension liabilities in Note 11. Please also expand your accounting policy disclosures to discuss private pension liability considerations and accounting treatment. In addition, tell us whether and how you considered IFRS 4 and, if applicable, IFRS 17, in your analysis and conclusion of the appropriate accounting treatment for these items.

Response

The Company respectfully acknowledges the Staff’s comment and has analyzed the disclosure in note 11 considering the following aspects.

The Company’s management does not believe that the Private Pension Liabilities are material to its Interim Financial Statements taken as a whole. The Private Pension Liabilities represent less than 5% of the total liabilities as of September 30, 2019.

The Company has performed an assessment of the contracts underlying its private pension products (the “Contracts”) and concluded that they are not within the scope of IFRS 4, Insurance Contracts as they are not contracts under which the Company accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These Contracts also do not contain any discretionary participation features. Based on that, the Company has concluded that the Contracts should be accounted for under the scope of IFRS 9, Financial Instruments (“IFRS 9”).

Upon receiving the participants’ funds, such funds are invested and the Company records an increase in Financial assets at fair value through profit and loss as disclosed in Note 4(a) to its unaudited interim condensed financial statement for the nine months ended September 30, 2019 (“Interim Financial Statements”) with a corresponding increase in Private Pension Liabilities, which represent obligations that the Company has with the participants. These liabilities correspond to the participants’ account balance in the financial assets at the reporting date.

Considering the materiality of the amount, the disclosures included in Note 11 to the Interim Financial Statements and the fact that there were no changes in the Company’s IFRS 9 accounting policies since December 31, 2018, the Company concluded that the disclosures included in its Interim Financial Statements were sufficient.

Division of Corporation Finance U.S. Securities and Exchange Commission	4	November 20, 2019

The Company is in the process of assessing the impacts, if any, of the guidance included in IFRS 17, Insurance Contracts and as such have not yet concluded as to the treatment of these contracts under the new guidance. The Company expects to complete its assessment of the implications of IFRS 17 by the adoption date, which is expected to be January 1, 2022.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com; or Byron Rooney at 212-450-4658 or byron.rooney@davispolk.com; or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Guilherme Dias Fernandes Benchimol, Chief Executive Officer, XP Inc.
Bruno Constantino Alexandre dos Santos, Chief Financial Officer, XP Inc.
Fabrício Cunha de Almeida, General Counsel, XP Inc.
Kieran McManus, PricewaterhouseCoopers Auditores Independentes